Exhibit 99.1

ASX ANNOUNCEMENT

26 February 2015

Appointment of CEO

Melbourne, Australia, 26 February 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that Mr. Eutillio Buccilli has been appointed Chief Executive Officer of the Company following the resignation of Ms. Alison Mew which was effective 31 December 2014.

Mr. Eutillio Buccilli

Mr. Buccilli joined the Company in June 2014 as the Chief Financial Officer and was appointed to the position of Chief Operating Officer and Chief Financial Officer in late 2014. He has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut.

Mr. Buccilli possesses significant expertise including financial, corporate governance and commercial experience, with a strong emphasis on financial and corporate management. Since his appointment, Mr. Buccilli has been instrumental in fund raising activities, driving change and has played a pivotal role in implementing the restructure and realignment of group activities following the corporate operational review conducted in mid 2014. Mr Buccilli will be assisted by the Board and external advisors, in specific technical and commercial aspects of the healthcare business, as required.

Dr. Mal Brandon said “The Board is extremely pleased with the appointment of Mr. Eutillio Buccilli to his new role. The Board is confident that he is well placed to lead the Company through its next stages of development in both Australia and the U.S., and that the Company will continue to meet the milestones and achieve success as it continues to build its molecular testing diagnostics business in the U.S”.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

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About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040